Exhibit 99.1

Servotronics Announces Fourth-Quarter and Full-Year 2024 Financial Results

-- Continued actions to optimize business results in increased sales and margins for the full year --

-- Challenging market conditions and customer delays drive lower revenues in the fourth quarter--

Elma, NY – March 17, 2025 -- Servotronics, Inc. (NYSE American – SVT), a designer and manufacturer of servo-control components and other advanced technology products, today reported financial results for the fourth quarter and full year ended December 31, 2024.

“We achieved a number of significant milestones in 2024, posting increased revenues, improved margins and improved bottom-line results, even in a year where commercial aircraft deliveries decreased nearly 10%,” commented Chief Executive Officer William F. Farrell, Jr. “Although the year ended on a challenging note, the industry and Servotronics are well positioned for growth in 2025.”

Highlights for the fourth quarter financial results include:

●

Revenues of $9.8 million, down 20.8% from $12.3 million in the fourth quarter of 2023, driven by significant industry headwinds and deferred customer deliveries resulting in lower volumes, as units shipped decreased by 22.0%.

●

Gross profit declined to $1.2 million, or 12.3% of revenue, in the fourth quarter, as compared to $2.8 million, or 22.4% of revenue, in the fourth quarter of 2023. The decrease was primarily due to the volume decline, unfavorable product mix, and lower fixed overhead absorption.

●

Operating loss for the quarter was ($1.1) million, as compared to operating income of $0.5 million in the fourth quarter of 2023, driven by lower volumes and related lower gross margins. Operating loss included a $0.1 million charge relating to legal settlement costs with a former executive.

●

Loss from continuing operations was ($1.3) million, or ($0.50) per diluted share in the fourth quarter of 2024, compared to income from continuing operations of $0.4 million, or $0.15 per diluted share in the fourth quarter of 2023.

“Shifting customer demand led to a challenging end to 2024. The year started off with robust growth forecasts, but industry headwinds prompted a series of order delays. Early in the year our team was able to pivot effectively, but as the year progressed, these changes pushed fourth quarter deliveries into 2025. This resulted in an increase of finished goods inventory as we had little room to maneuver,” said Chief Executive Officer William F. Farrell, Jr. “In order to better align with shifting customer demand, we have moved to a monthly review of all customer forecasts, ensuring changes flow through to all suppliers. We are also redesigning our supply chains to shorten lead-times and improve our ability to rapidly react to market shifts and customer demand changes. As a result, we believe Servotronics is better positioned to manage market volatility as aircraft deliveries resume their growth in 2025.”

Operating Results

	Three Months Ended			Years Ended
	December 31,			December 31,
(in thousands)	2024	2023	% Change	2024	2023	% Change

Revenue	$9,768	$12,338	-20.8%	$44,917	$43,629	3.0%
Costs of goods sold	8,568	9,577	-10.5%	36,651	35,824	2.3%
Gross profit	1,200	2,761	-56.5%	8,266	7,805	5.9%
Selling, general and administrative	2,311	2,245	2.9%	9,275	9,918	-6.5%
Operating (loss) income	(1,111)	516	-315.3%	(1,009)	(2,113)	-52.2%
Total other expense, net	(143)	(102)	40.2%	(496)	(336)	47.6%
(Loss) income from continuing operations, net of tax	(1,254)	414	-402.9%	(1,505)	(2,449)	-38.5%
Income tax expense	(7)	(36)	-80.6%	(7)	(1,098)	-99.4%
(Loss) income from continuing operations, net of tax	$(1,261)	$378	-433.6%	$(1,512)	$(3,547)	57.4%

Non-GAAP measures for comparison:
Operating (loss) income	$(1,111)	$516	-315.3%	$(1,009)	$(2,113)	52.2%
Addback: one-time expenses	134	-	100.0%	704	1,211	-41.9%
Adjusted operatng (loss) income	$(977)	$516	-289.3%	$(305)	$(902)	66.2%

(Loss) income from continuing operations, net of tax	$(1,261)	$378	-433.6%	$(1,512)	$(3,547)	57.4%
Addback: one-time expenses	134	-	100.0%	704	2,309	-69.5%
Adjusted (loss) income from cont ops, net of tax	$(1,127)	$378	-398.1%	$(808)	$(1,238)	34.7%

Adjusted EBITDA	$(747)	$801	-193.3%	$716	$49	1361.2%

Highlights for the full-year financial results include:

●

Annual sales growth of 3.0% to $44.9 million for 2024, from $43.6 million in 2023 driven by increased prices and higher volumes, partially offset by unfavorable mix and lower volumes for repair services.

●

Consolidated gross profit was $8.3 million, or 18.4% of revenue in 2024, compared with $7.8 million, or 17.9% for 2023. Gross margin improvement was driven by price increases for certain customers and improved production efficiencies, mostly offset by unfavorable product mix.

●

Operating (selling, general and administrative) expenses decreased to $9.3 million, or 20.6% of sales in 2024, from $9.9 million, or 22.7% for 2023. The decrease in operating expenses was primarily driven by a reduction in non-recurring costs in 2024 of $0.7 million relating to a legal settlement, compared to approximately of $1.2 million for proxy contest and bank refinancing costs in 2023.

●

Operating loss improved 52.2% to a loss of ($1.0) million, from a loss of ($2.1) million in 2023. The reduction in operating loss was driven by higher gross profit combined with lower operating costs. Operating loss included a $0.7 million charge relating to legal settlement costs with a former executive.

●

Income tax expense was $0.0 million in 2024 compared to $1.1 million in 2023, due to the full valuation allowance recorded against deferred tax assets in the prior year. This allowance will be reversed in future years as the Company becomes profitable.

●

Loss from continuing operations for the year was ($1.5) million, or a loss of ($0.60) per diluted share in 2024, compared to loss from continuing operations of ($3.5) million, or a loss of ($1.44) per diluted share in 2023.

●

On an adjusted basis, non-GAAP adjusted loss from continuing operations improved by 34.7% to a loss of $0.8 million, while adjusted EBITDA increased significantly to a profit of $0.7 million, reflecting the efforts to improve operations over the past year exclusive of items that are not reflective of ongoing results.

Servotronics’ Chief Financial Officer Robert A. Fraass commented, “We continue our focus on enhancing and strengthening our financial position, as evident by our improved operating cash flows in 2024. We also continue to closely monitor our working capital requirements necessary to support our customers’ demand and delivery expectations in 2025.”

Cash provided by operating activities was $1.3 million for 2024, compared to a use of ($3.8) million for 2023, with the improvement driven primarily by a lower net loss and a reduction in accounts receivable due to cash collections.

Mr. Farrell concluded, “We are well positioned on several major commercial airline platforms including the 737 Max, 787, and A320 family. This has significant upside potential but also creates challenges when aircraft deliveries are impacted by market conditions or production delays at the prime manufacturers. These factors have a temporary effect on our production, working capital, liquidity and ultimately our bottom line. Utilizing the lessons learned over the past year, our team is taking an agile and proactive stance to manage any demand volatility to continue improving financial results and enhancing shareholder value. As we look ahead, the industry outlook for 2025 is positive and we expect profitable growth for Servotronics.”

IMPORTANT INFORMATION

Servotronics, Inc. ("Servotronics" or the "Company") will file a proxy statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for its annual meeting of shareholders. The Company will furnish the definitive proxy statement to its shareholders. Shareholders are strongly advised to read the proxy statement because it will contain important information from the Company. Shareholders may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that the Company files with the SEC from www.sec.gov or the Company's website at https://servotronics.com/investor-relations/ as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The Company, its directors and its executive officers may be deemed participants in the Company's solicitation of proxies from shareholders in connection with the matters to be considered at the upcoming annual meeting of shareholders. Information about the Company's directors and executive officers is set forth in the Company's Proxy Statement for its last Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2024 and is available at the SEC's website at www.sec.gov or the Company's website at https://servotronics.com/investor-relations/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the upcoming annual meeting of shareholders will be included in the definitive proxy statement that the Company will file with the SEC.

ABOUT SERVOTRONICS

Servotronics designs, develops, and manufactures servo controls and other components for various commercial and government applications including aircraft, jet engines, missiles, manufacturing equipment and other aerospace applications at its operating facilities in Elma and Franklinville, New York.

FORWARD-LOOKING STATEMENTS

This news release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this release, the words "project," "believe," "plan," "anticipate," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve numerous risks and uncertainties which may cause the actual results of the Company to be materially different from future results expressed or implied by such forward-looking statements. There are a number of factors that will influence the Company's future operations, including: uncertainties in today's global economy, including political risks, adverse changes in legal and regulatory environments, and difficulty in predicting defense appropriations, the introduction of new technologies and the impact of competitive products, the vitality of the commercial aviation industry and its ability to purchase new aircraft, the willingness and ability of the Company's customers to fund long-term purchase programs, and market demand and acceptance both for the Company's products and its customers' products which incorporate Company-made components, the Company's ability to accurately align capacity with demand, the availability of financing and changes in interest rates, the outcome of pending and potential litigation, the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses' and governments' responses to the pandemic on our operations and personnel, and on commercial activity and demand across our and our customers' businesses, and on global supply chains, the ability of the Company to obtain and retain key executives and employees and the additional risks discussed in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

SERVOTRONICS, INC. (SVT) IS LISTED ON NYSE American

	Years Ended December 31,
(in thousands except share and per share data)	2024	2023
Current assets:
Cash	$111	$95
Cash, restricted	150	150
Accounts receivable, net	9,288	12,065
Inventories, net	15,826	14,198
Prepaid and other current assets	968	1,507
Assets related to discontinued operation	1,436	1,552
Total current assets	27,779	29,567

Property, plant and equipment, net	7,005	6,978

Other non-current assets	48	42
Total Assets	$34,832	$36,587

Liabilities and Shareholders' Equity

Current liabilities:
Line of credit	$2,127	$2,103
Current portion of postretirement obligation	84	97
Accounts payable	2,413	2,061
Accrued employee compensation and benefits costs	705	1,003
Accrued warranty	333	542
Other accrued liabilities	1,170	1,909
Liabilities related to discontinued operation	23	213
Total current liabilities	6,855	7,928

Long Term liabilities:
Post retirement obligation	4,097	4,262
Post-retirement obligation, current portion	(84)	(97)
Post-retirement obligation, net	4,013	4,165
Other long-term liabilities	460	—
Total long-term liabilities	4,473	4,165

Shareholders' equity:
Common stock, par value $0.20; 4,000,000 shares authorized; 2,629,052 shares issued; 2,537,753 shares outstanding (2,514,775 shares outstanding - December 31, 2023)	526	525
Capital in excess of par value	14,828	14,617
Retained earnings	11,331	12,954
Accumulated other comprehensive loss	(2,059)	(2,389)
Employee stock ownership trust commitment	—	(56)
Treasury stock, at cost 75,513 shares (87,525 shares - December 31, 2023)	(1,122)	(1,157)
Total shareholders' equity	23,504	24,494

Total Liabilities and Shareholders' Equity	$34,832	$36,587

	Years Ended December 31,
(in thousands except per share data)	2024	2023
Revenue	$44,917	$43,629
Costs of goods sold	36,651	35,824
Gross profit	8,266	7,805

Operating expenses:
Selling, general and administrative	9,275	9,918

Operating loss	(1,009)	(2,113)

Other expense:
Interest expense, net	(478)	(336)
Loss on sale of equipment	(18)	—
Total other expense, net	(496)	(336)

Loss from continuing operations before income taxes	(1,505)	(2,449)

Income tax expense	(7)	(1,098)
Loss from continuing operations, net of tax	(1,512)	(3,547)

Loss from discontinued operation before income taxes	(111)	(7,240)
Loss from discontinued operation, net of tax (see Note 2)	(111)	(7,240)

Net loss	$(1,623)	$(10,787)

Basic and diluted loss per share:
Continuing operations	$(0.60)	$(1.44)
Discontinued operation	(0.04)	(2.93)
Basic and diluted loss per share	$(0.64)	$(4.37)

	Years Ended December 31,
(in thousands)	2024	2023
Cash flows related to operating activities:
Loss from continuing operations	$(1,512)	$(3,547)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	990	1,083
Stock based compensation	288	120
Allowance for (recovery of) credit losses	(106)	5
Inventory reserve	171	(15)
Warranty reserve	(209)	(39)
Deferred income taxes	—	1,072
Loss on sale of equipment	18	—
Change in assets and liabilities:
Accounts receivable	2,883	(3,617)
Inventories	(1,799)	103
Prepaid and other current assets	533	(909)
Accounts payable	352	221
Accrued employee compensation and benefit costs	(298)	(54)
Post retirement obligations	165	148
Other long-term liabilities	460	—
Employee stock ownership trust commitment	56	101
Accrued income taxes	7	—
Other accrued liabilities	(746)	1,513
Net cash provided by (used in) operating activities from continuing operations	1,253	(3,815)

Cash flows related to investing activities:
Purchase of property, plant and equipment	(1,038)	(689)
Disposal of property, plant and equipment	3	—
Net cash used in investing activities from continuing operations	(1,035)	(689)

Cash flows related to financing activities:
Advances on line of credit, net of payments	24	2,103
Principal payments on equipment financing lease obligations	—	(501)
Purchase of treasury shares	(41)	—
Net cash (used in) provided by financing activities from continuing operations	(17)	1,602
Discontinued Operation
Cash used in operating activities	(185)	(2,823)
Cash provided by investing activities	—	2,158
Net cash used in operating and investing activities from discontinued operation	(185)	(665)

Net increase (decrease) in cash and restricted cash	16	(3,567)

Cash and restricted cash at beginning of year	245	3,812

Cash and restricted cash at end of year	$261	$245